SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON APRIL 16TH, 2009

DATE, TIME AND PLACE: On April 16th, 2009, at 14:00 pm, at Avenida das Américas, No. 3434, 1st block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: The Board of Directors of TIM Participações S.A. (“Company”) was gathered at the date, time and place above mentioned in the presence of the following acting members, Messieurs Mario Cesar Pereira de Araujo and Andrea Sandro Calabi, along with the General Secretary of the Board of Directors, Mrs. Alessandra Catanante. Pursuant to the provided for in the Section 29, § 2nd of the Company’s By-Laws, Messieurs Gabriele Galateri di Genola, Oscar Cicchetti, Stefano de Angelis and Maílson Ferreira da Nóbrega attended the meeting by means of conference call. Also attended the meeting Mr. Claudio Zezza, Chief Financial and Investor Relations Officer of the Company, and Mr. Antonino Ruggiero, Wholesale Officer of the Company. It shall be hereby recorded the justified absence of Mr. Manoel Horácio Francisco da Silva.

BOARD: Chairman – Mr. Mario Cesar Pereira de Araujo; General Secretary – Mrs. Alessandra Catanante.

AGENDA: Examine, discuss and resolve on the following matters: (1) execution by the Company: (i) of a Merger Agreement, entered into between the Company and Holdco Participações Ltda. (“Holdco”) and, as intervening parties, the controlling shareholder of the Company, TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), Intelig Telecomunicações Ltda. (“Intelig”), Docas Investimentos S.A. (“Docas”), JVCO Participações Ltda. (“JVCO”), Botofoga Limited (“Botofoga”) and Mr. Leo Julian Simpson (“Leo Simpson”) (the “Merger Agreement”); (ii) as intervening party, of a Shareholders’ Agreement of the Company, entered into between TIM Brasil and JVCO and, as intervening parties, the Company and Docas (the “Shareholders’ Agreement”);

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and (iii) as intervening party, of an Agreement for the Fiduciary Assignment of Shares, which involves certain common shares issued by the Company and held by JVCO, entered into between TIM Brasil and JVCO and, as intervening parties, the Company, Docas and the Banco ABN Amro Real S.A. (“Banco ABN”) (the “Agreement for the Fiduciary Assignment of Shares”); (2) disclosure of a Material Fact by the Company, aiming to inform the market about the approval of the Merger, in accordance with the definition stated below; (3) authorization for the Officers and/or attorneys-in-fact of the Company to promote all the necessary acts before the regulator of the north-american securities market, the Securities and Exchange Commission (“SEC”), specially in relation to the filing of the Form 6-K; and (4) authorization for the Officers and/or attorneys-in-fact of the Company to promote all the necessary acts for the closing of the Merger, in accordance with the definition stated below, including before the Agência Nacional de Telecomunicações (“ANATEL”) and the Conselho Administrativo de Defesa Econômica (“CADE”), pursuant to the Merger Agreement.

RESOLUTIONS: Upon review and discussion of the matters included in the Agenda, based on the presentation prepared by the Officers and on the rest of the related material, which shall be duly filed in the Company’s headquarters, the Board Members resolved, by unanimous vote and with no restrictions: (1) to approve the execution by the Company: (i) of the Merger Agreement, entered into between the Company and Holdco and, as intervening parties, TIM Brasil, Intelig, Docas, JVCO, Botofoga and Leo Simpson, which provides that Holdco, the limited liability company which controls Intelig, shall be acquired by the Company, since certain conditions provided for in the Merger Agreement are duly satisfied (the “Merger”); (ii) as intervening party, of the Shareholders’ Agreement, entered into between TIM Brasil and JVCO and, as intervening parties, the Company and Docas; and (iii) as intervening party, of the Agreement for the Fiduciary Assignment of Shares, which involves certain common shares issued by the Company and held by JVCO, entered into between TIM Brasil and JVCO and, as intervening parties, the Company, Docas and the Banco ABN, being the Merger Agreement, the Shareholders’ Agreement and the Agreement for the Fiduciary Assignment of Shares duly filed at the Company’s headquarters; (2) to approve the disclosure of a Material Fact by the Company, aiming to inform the market about the approval of the Merger, as well as about the authorization resolved on this Board of Directors’ Meeting of the Company for the execution of the Merger Agreement, the Shareholders’ Agreement and the Agreement for the Fiduciary Assignment of Shares; (3) to authorize the Officers and/or attorneys-in-fact of the Company to promote the necessary acts to file the Form 6-K before the SEC, the regulator of the north-american securities market; and (4) to authorize the Officers and/or attorneys-in-fact of the Company to promote all the other necessary acts for the closing of the Merger, including before the ANATEL and the CADE, pursuant to the Merger Agreement. In this sense, the Officers of the Company are hereby authorized, also, to practice all the acts and take all the necessary and mandatory measures for the execution of the

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agreements and operations referred above, including with respect to (i) the execution of the contracts and agreements deemed necessary to the Merger, by any of the Officers and/or attorneys-in-fact of the Company to whom were granted specific powers to do so; and (ii) granting of a power of attorney to Mr. Luca Luciani, italian citizen, married, economist, bearer of the italian passport No. AA10695977, valid until April 18th, 2017, enrolled with the Individual Taxpayers’ Registry (“CPF/MF”) under No. 059.837.507 -47, with office at Avenida das Américas, No. 3434, 1st block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to allow him to execute on behalf of the Company, individually, the Merger Agreement, the Shareholders’ Agreement, the Agreement for the Fiduciary Assignment of Shares, as well as any other contracts, agreements and documents related to the Merger.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by the attending Board Members. Directors: Messieurs Mario Cesar Pereira de Araujo, Gabriele Galateri di Genola, Maílson Ferreira da Nóbrega, Stefano de Angelis, Oscar Cicchetti and Andrea Sandro Calabi.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), April 16th, 2009.

ALESSANDRA CATANANTE
General Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 16, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.